UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 13, 2025

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

99.1	Unaudited Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2025, and 2024
99.2	Management Discussion & Analysis For the Three and Six Months Ended June 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated	August 13, 2025	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

		By:	/s/ Obie Strickler
		Name:	Obie Strickler
		Title:	President & Chief Executive Officer